Mail Stop 5546

January 23, 2008

Via U.S. Mail and Facsimile (212-310-3572)

Steven C. Patrick
Chief Financial Officer
Colgate-Palmolive Company
300 Park Avenue
New York, NY 10022

>   **Re: Colgate-Palmolive Company**
>   **Form 10-K for the Fiscal Year Ended December 31, 2006**
>   **Filed February 23, 2007**
>   **Response Letter Dated January 11, 2008**
>   **File No. 1-00644**

Dear Mr. Patrick:

      We refer you to our comment letter dated December 11, 2007 regarding business contacts with Cuba, Iran, North Korea, Sudan, and Syria. We have completed our review of this subject matter and have no further comments at this time.

                       Sincerely,

                       Cecilia Blye, Chief
                       Office of Global Security Risk

cc: Pamela Long
        Assistant Director
        Division of Corporation Finance